Filed pursuant to Rule 433

Registration No. 333-202420

March 1, 2016

HSBC Holdings plc

$ 3,000,000,000 4.300% Senior Unsecured Notes due 2026 (the “Notes”)

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Sole Book-Running Manager:	HSBC Securities (USA) Inc.

Co-Managers:

ABN AMRO Securities (USA) LLC

ANZ Securities, Inc.

BMO Capital Markets Corp.

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Commerz Markets LLC

Danske Markets Inc.

ING Financial Markets LLC

Mizuho Securities USA Inc.

nabSecurities, LLC

Natixis Securities Americas LLC

RBC Capital Markets, LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

Structure:	Fixed Rate Senior Unsecured Notes

Issuer Ratings:*	A1 (stable) (Moody’s) / A (stable) (S&P) / AA- (stable) (Fitch)

Expected Issue Ratings:*	A1 (stable) (Moody’s) / A (stable) (S&P) / AA- (stable) (Fitch)

Pricing Date:	March 1, 2016

Settlement Date:	March 8, 2016 (T+5)

Maturity Date:	March 8, 2026

Form of Offering:	SEC Registered Global

Transaction Details:

Principal Amount:	$ 3,000,000,000

Benchmark Treasury:	UST 1.625% due February 15, 2026

Treasury Yield:	1.818%

Treasury Price:	98-08

Re-offer Spread:	UST +250 basis points

Coupon:	4.300%

Re-offer Yield:	4.318%

Issue Price:	99.855%

Gross Fees:	0.425%

Net Price:	99.430%

Net Proceeds to Issuer:	$2,982,900,000

Interest Payment Dates:	Interest on the Notes will be payable in arrear on March 8 and September 8 of each year, beginning on September 8, 2016.

Call Features:	Not applicable.

Agreement with Respect to the Exercise of UK Bail-in Power:

By its acquisition of the Notes, each noteholder (which, for these purposes, includes each beneficial owner) will acknowledge, accept, consent and agree, notwithstanding any other term of the Notes, the Indenture or any other agreements, arrangements or understandings between us and any noteholder, to be bound by (a) the effect of the exercise of any UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below); and (b) the variation of the terms of the Notes or the Indenture, if necessary, to give effect to the exercise of any UK bail-in power by the relevant UK resolution authority. No repayment or payment of Amounts Due (as defined below) will become due and payable or be paid after the exercise of any UK bail-in power by the relevant UK resolution authority if and to the extent such amounts have been reduced, converted, cancelled, amended or altered as a result of such exercise.

Moreover, each noteholder (which, for these purposes, includes each beneficial owner) will consent to the exercise of the UK bail-in power as it may be imposed without any prior notice by the relevant UK resolution authority of its decision to exercise such power with respect to the Notes.

For these purposes, “Amounts Due” are the principal amount of, and any accrued but unpaid interest, including any Additional Amounts (as defined below), on, the Notes. References to such amounts will include amounts that have become due and payable, but which have not been paid, prior to the exercise of any UK bail-in power by the relevant UK resolution authority.

For these purposes, a “relevant UK resolution authority” is any authority with the ability to exercise a UK bail-in power.

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification, or suspension power existing from time to time under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in the United Kingdom, relating to the transposition of the BRRD, including but not limited to the Banking Act and the instruments, rules and standards created thereunder, pursuant to which (i) any obligation of a regulated entity (or other affiliate of such regulated entity) can be reduced, cancelled, modified, or converted into shares, other securities, or other obligations of such regulated entity or any other person (or suspended for a temporary period); and (ii) any right in a contract governing an obligation of a regulated entity may be deemed to have been exercised. A reference to a “regulated entity” is to any BRRD Undertaking as such term is defined under the PRA Rulebook promulgated by the PRA, as amended from time to time, which includes certain credit institutions, investment firms, and certain of their parent or holding companies.

Governing Law:	The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York. Any legal proceedings arising out of, or based upon, the Indenture or the Notes may be instituted in any state or federal court in the Borough of Manhattan in New York City, New York.

Day Count Convention:	30/360; modified following, unadjusted.

Minimum Denomination:	$200,000 and integral multiples of $1,000 in excess thereof.

Listing:	Application will be made to list the Notes on the NYSE.

Paying Agent:	HSBC Bank USA, National Association.

CUSIP:	404280 AW9

ISIN:	US404280AW98

Amendments to Preliminary Prospectus Supplement dated March 1, 2016

The preliminary prospectus supplement dated March 1, 2016 relating to the offering of the Notes is hereby amended by adding the following text under “Description of the Notes”:

Set-off

To the fullest extent permitted by law, noteholders, in respect of any claims of such noteholders to payment of any principal, premium or interest in respect of the Notes, by their acceptance of the Notes, will be deemed to have waived any right of set-off or counterclaim that they might otherwise have.

*	A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.